UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 25, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, February 25, 2008
Disclosure according to art. 4 para. 4 of Regulation (EC) no. 2273/2003
Share buy back — 4. Interim Reporting
In the time period from February 18, 2008 until and including February 22, 2008 a number of 2,151,000 shares have been bought back within the framework of the share buy back program of Siemens Aktiengesellschaft, the beginning of which was disclosed on January 24, 2008 according to art. 4 para. 2 of Regulation (EC) no. 2273/2003. The total number of shares that has been bought back within the framework of the share buy back program since January 28, 2008 therefore amounts to 9,206,000 shares.
The purchase of the shares of the Siemens Aktiengesellschaft is carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares are repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).
Information regarding the transactions according to art. 4 para. 3 and 4 of Regulation (EC) is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).
Munich, February 25, 2008
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 25, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling

/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Head of Equity Capital Markets